                                                                       EXHIBIT 2

COMPENSATION OF DIRECTORS

    The company paid each director during the year ended December 31, 1994, other than Messrs. Carlson, Davis, Ewald, and Scott, directors' fees of $20,000 plus $1,000 for each Board and committee meeting attended. The chairs of the Audit, Compensation and Development and Finance Committees each received an additional $1,500 for chairing those committees.

    Under a retirement income plan established for non-employee directors, after retirement from the Board, each director will receive a retirement benefit equal to the final annual retainer times the number of years served on the Board of Directors or 15 years, whichever is less. The amount is payable annually for a period not to exceed 15 years, or in a lump sum equivalent, at the director's option. In 1994, the company accrued $142,061 of expense and made payments totalling $147,786 under the plan.

    The 1989 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") provides for the issuance to non-employee directors of the company of options to purchase authorized but unissued or reacquired Common Stock. The Directors' Plan provides for the granting of an initial option for 10,000 shares of Common Stock on the date the director first assumes office as a director and the grant of an option for an additional 1,000 shares upon the reelection of such director at each subsequent annual stockholders' meeting. The options granted under the Directors' Plan are "nonstatutory options" not qualifying under Section 422A or other similar provisions of the Internal Revenue Code. The option price per share for options granted under the Directors' Plan is the closing price for the Common Stock on the New York Stock Exchange on the date of grant. The options granted are exercisable in four successive 25% cumulative annual installments commencing one year after the date of grant and expire ten years from the date of grant if unexercised.

EXECUTIVE COMPENSATION

COMPENSATION AND DEVELOPMENT COMMITTEE REPORT

    Composed entirely of outside directors, the Compensation and Development Committee of the Board of Directors (the "Committee") is responsible for reviewing and approving remuneration for the company's executive officers including those named in the Summary Compensation Table below "named executive officers") and the administration of compensation and stock option and award plans in which these individuals and other key employees participate. In addition, the Committee reviews and provides direction for the development of future leadership to meet the long-term organization and growth requirements of the company.

    The company's executive compensation philosophy is to pay for individual and company results in a manner that is competitive with companies of similar revenue size in the computer industry. Standard industry compensation surveys, which include companies in the S&P 500 Computer Systems Index and other computer companies, are used. Competitiveness is measured taking into consideration base salary, annual bonus, and long-term incentive compensation plans. An executive officer's total cash compensation (salary and bonus) is targeted at the average of the comparison group.

    BASE SALARY: Salaries for individual positions are evaluated to assure competitiveness of total cash compensation in relation to the comparison group. Executive officers receive merit increases based principally on individual performance, overall company financial performance, and general market conditions. During 1994, executive officers received merit increases ranging from 4% to 13.8%. In 1993 executive officers received no merit increases, although some received increases upon promotion to new positions. Compensation for the majority of the named executive officers was below market.

    SHORT-TERM INCENTIVES: In 1994, executive officers were eligible for cash bonuses under the company's Annual Incentive Plan, a broad-based incentive plan covering mid- and upper-level management and technical employees. Target incentive levels are set between 45% and 65% of salary for executive officers. Payouts to the executive officers with respect to 1994 were based on company performance, and in some cases on supercomputer operations business unit performance as well, and on individual performance against objectives which directly supported the achievement of these goals. Company performance for 1994 was measured on the basis of annual revenue, return on capital employed (calculated by dividing operating income by noncash assets) and earnings per share growth. The business unit performance in 1994 for supercomputer operations was measured on the basis of financial goals including revenue growth, return on capital employed and operating income, and on a set of operational goals including sales, technical development and reliability objectives.

    The company's revenue growth target was an increase of 11% over 1993, the return on capital employed target was 11%, and the earnings per share growth target was a 10% increase over 1993 earnings per share of $2.33. In determining company performance, the revenue growth goal was weighted 25%, the earnings per share growth goal was weighted 50% and the return on capital employed goal was weighted 25%. If a measure was below a minimum level established, no credit was given that measure in the determination of company performance.

    In 1994, the company's revenue growth goal was below target but above the minimum; however, performance on the earnings per share growth and the return on capital employed goals were below the minimum. Company performance against these measures resulted in a lower than target level payout, expressed as a Company Performance Ratio of approximately 6.9%. In 1994, plan participants' individual performances against their own objectives were evaluated and individual award percentages were determined. Actual payouts (as a percentage of salary) to most executive officers including four of the named executive officers were calculated by multiplying each officer's individual award percentage by the Company Performance Ratio. Payouts to some executive officers were calculated by multiplying a portion of their individual award percentage by the Company Performance Ratio and the balance by the performance ratio calculated for supercomputer operations business unit.

    In addition, executive officers participate in the Incentive Cash Profit Sharing Plan, a company-wide plan which generates cash awards to employees based on achievement of preestablished levels of financial performance for the company and its business units. For 1994, the plan performance measure was operating income. Executive officers received a payout under this Plan equal to slightly less than 1% of base salary.

    Executive officers may elect to defer payment of a portion of their annual compensation under a Deferred Compensation Plan adopted by the company for certain highly compensated employees. Compensation generally must be deferred for five years or longer.

    Finally, executive officers participate in a deferred profit sharing program under the Retirement Savings Plus Plan, which generates the only company-sponsored retirement benefits. For 1994 contributions of four percent of eligible wages were made by the company to deferred profit sharing, and the company 401(k) match was fifty cents per dollar of employee contribution, up to a maximum of $1,000.

    LONG-TERM INCENTIVES: The company grants stock options to a broad base of employees under the 1989 Employee Benefit Stock Plan. The level of stock option grants for executive officers is intended to be competitive with those of the comparison group. Options are granted at fair market value on the date of grant. The plan also permits the company to make grants of restricted and nonrestricted stock. The purpose of the plan is to align the interests of employees and the company.

    In 1994, some executive officers, including two of the named executive officers, were granted stock options. These options have value only as the company stock price increases.

    Four of the named executive officers received grants of restricted stock in 1994. Vesting of the stock was dependent on achieving a minimum growth in earnings per share in each year of a three year period. All of the shares of restricted stock were forfeited because earnings per share growth in 1994 was less than the 10% minimum.

    Section 162(m) of the Internal Revenue Code generally limits the corporate tax deduction for compensation paid to an executive officer named in the Summary Compensation Table to $1 million, unless certain requirements are met. While the company's compensation plans are performance based plan, they do not presently meet all the requirements set forth in current proposed regulations. There is some uncertainty as to what the final interpretation of the law will be. The proposed regulations do contain a "grandfather" provision for certain compensation paid under existing plans.

    The Committee has determined that, based on information available, it is not necessary to modify the company's compensation plans at this time since the compensation paid to executive officers is likely to either be less than the $1 million limit or would be exempted under the "grandfather" provision of the regulations and, therefore, would be deductible. The committee will continue to monitor and assess various alternatives concerning this issue in order to maximize corporate tax deductions without limiting the company's flexibility to attract and retain qualified executives.

    CEO REMUNERATION: As Chairman of the Board and Chief Executive Officer, Mr. Carlson's 1994 compensation was tied directly to company performance. His 1994 base salary was $410,042. He received a 13.8% increase over his 1993 base salary in January 1994. Based on comparison group data, Mr. Carlson's 1994 base salary after the increase was below the market average by more than 18%. Mr. Carlson's individual objectives under the Annual Incentive Plan for 1994 wee substantially the same as the company's objectives of revenue, return on capital employed and earnings per share growth. Company performance was substantially below target and Mr. Carlson received a bonus of 4.5% of his eligible wages for the year, a total bonus of $18,452. In January, 1994, the committee also awarded him a stock option covering 25,000 shares, granted at the fair market value of $26.50 on the date of grant, and made a grant of 15,000 shares of restricted stock in March, 1994. The shares of restricted stock have been forfeited to the company because the required 10% minimum earnings per share growth was not achieved.

                                          Compensation and Development Committee

                                          Robert G. Potter
                                          Lawrence E. Eaton
                                          Catherine M. Hapka
                                          Jan H. Suwinski

    In connection with the retirement of John F. Carlson as Chief Executive Officer effective December 31, 1994, and as a director effective May 16, 1995, in addition to accrued vacation of $39,652, the company has agreed to pay Mr. Carlson $679,478 in installments from May, 1995 through December, 1996. The company will also reimburse Mr. Carlson for certain tax preparation and financial planning fees up to $25,000 and for certain membership dues, and will pay $61,800 for outplacement services to be provided to Mr. Carlson. In consideration of these payments Mr. Carlson has accepted certain restrictions on his business activities, including a one year noncompete agreement.

    In January, 1995, the Company paid Lester T. Davis, who retired at the end of 1994, a special bonus of $159,352 in recognition of Mr. Davis' 22 years of service to the company.

                           SUMMARY COMPENSATION TABLE

    The Summary Compensation Table below includes individual compensation information for the Chief Executive Officer and the four other most highly paid executive officers for services rendered in all capacities during the fiscal years ended December 31, 1994, 1993 and 1992.

                                                                                       LONG-TERM COMPENSATION
                                                                                      ------------------------
                                                                                                    NUMBER OF
                                                                                                     SHARES
                                                     ANNUAL COMPENSATION                           UNDERLYING
                                          ------------------------------------------  RESTRICTED      STOCK
     NAME AND PRINCIPAL                                               OTHER ANNUAL       STOCK       OPTIONS       ALL OTHER
        POSITION (1)             YEAR       SALARY      BONUS (2)   COMPENSATION (3)  AWARDED (4)    GRANTED    COMPENSATION (5)
-----------------------------  ---------  -----------  -----------  ----------------  -----------  -----------  ----------------
John F. Carlson                     1994  $   410,042  $    22,395     $   14,865      $ 493,125       25,000      $    7,348
 Chairman and Chief                 1993      357,442      267,092         17,190         -0-          60,000          10,749
 Executive Officer                  1992      314,766      -0-               3,695       -0-          -0-               10,664
Lester T. Davis                     1994  $   335,902  $    11,342       -0-          $  493,125      -0-       $        7,324
 Chief Operating                    1993      301,662      178,352       -0-             -0-           48,000           10,736
 Officer                            1992      301,662      -0-           -0-             -0-          -0-               10,643
Robert H. Ewald                     1994  $   334,497  $    15,910  $        6,756    $  493,125      -0-       $        7,326
 President and Chief                1993      296,317      159,782           3,800       -0-           40,000           10,731
 Operating Officer                  1992      287,548      -0-                 446       -0-          -0-               10,619
Michael J. Lindseth                 1994  $   230,367  $     9,368  $        8,245    $  493,125      -0-       $        7,223
 Executive Vice                     1993      200,387      102,845           5,200       -0-           29,500            9,208
 President, Sales                   1992      200,387      -0-               1,722       -0-          -0-                9,341
Don F. Whiting                      1994  $   194,171  $    51,575  $        3,835       -0-            7,500   $        7,188
 Senior Vice                        1993      168,750       99,770           4,113       -0-           29,500            7,912
 President,                         1992      168,750       14,766           8,315       -0-          -0-                8,024
 Operations

------------------------
(1) Principal position represents the capacity in which the executive served as of December 31, 1994.

(2) Consists of cash compensation accrued during the fiscal year pursuant to the Annual Incentive Plan and the cash bonus under the Incentive Cash Profit Sharing Plan.

(3) Amounts in this column represent compensation related to professional income tax services provided to the executive. All executive officers of the company are offered professional income tax services. The Cost of these services and the personal income taxes owed by the executive on the imputed income resulting from the receipt of this benefit are paid by the company and are reflected in this column.

(4) Grants of 15,000 shares of restricted stock were made to each of four named executive officers. The price per share on the date of grant was $32.875 for a market value on the date of grant of $493,125 for the shares held by each officer. On December 31, 1994, the price per share was $15.75, resulting in a valuation of $236,250 for the shares held by each officer as of such date. The shares were subject to vesting conditions based on growth in earnings per share over a three year period. A minimum of 10% earnings per share growth was required in each year of the three year period. The 10% minimum was not met in 1994, and all of these shares were forfeited to the company as of January 31, 1995. The shares are not currently outstanding and no dividends were paid on such shares.

(5) Represents contributions to the Company's Retirement Savings Plus Plan and term life insurance premiums (less than $348 in any one year for each executive officer) paid by the company for the benefit of the executive officer.

    Non-cash personal benefits paid to executive officers during each year in the three-year period ended December 31, 1994 did not exceed in the aggregate the lesser of 10% of cash compensation or $50,000 for any individual executive officer.

    Other than as noted in this Proxy Statement, the company is not party to any employment agreement with any of its executive officers, and during 1994 it had no pension, profit sharing, remuneration, incentive or other retirement, deferred compensation or contingent compensation plans of any kind solely for the benefit of its executive officers.

STOCK OPTIONS

    The following table presents, for each of the executive officers named in the "Summary Compensation Table" above, the number of shares of Common Stock purchased upon exercise of stock options during fiscal year 1994, the aggregate dollar value realized upon exercise based on the market price of the stock on the dates of exercise, and the number of stock options held by such executive officers as of December 31, 1994, distinguishing between options that are exercisable as of December 31, 1994 and those that will become exercisable at various times in the future.

              AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR
                           AND F-Y-END OPTION VALUES

                                                             NUMBER OF SHARES UNDERLYING
                                                                 UNEXERCISED OPTIONS                     VALUE OF UNEXERCISED
                                                                      AT FY-END                          IN-THE-MONEY OPTIONS
                                          SHARES      ------------------------------------------            AT FY-END (1)
                                        ACQUIRED ON       VALUE                                   ----------------------------------
NAME                                     EXERCISE       REALIZED     EXERCISABLE   UNEXERCISABLE    EXERCISABLE      UNEXERCISABLE
-------------------------------------  -------------  -------------  ------------  -------------  ---------------  -----------------
John F. Carlson......................       -0-            -0-          58,412          73,750          -0-               -0-
Lester T. Davis......................       -0-            -0-          64,760(2)       -0-             -0-               -0-
Robert H. Ewald......................       -0-            -0-          46,049          33,750          -0-               -0-
Michael J. Lindseth..................       -0-            -0-          31,684          24,625          -0-               -0-
Don F. Whiting.......................       -0-            -0-          24,069          30,005          -0-               -0-

------------------------
(1) The exercise prices of all options held by the executive officers named in the table as of December 31, 1994 were greater than the market value of the company's Common Stock at that date at $15.75 per share.

(2) Mr. Davis retired on December 31, 1994, and upon retirement all outstanding options became exercisable in accordance with the terms of the 1989 Employment Benefit Stock Plan.

    The following table presents, for each executive officer named in the "Summary Compensation Table" above, the number of shares underlying options granted during 1994, the exercise price for such options, their expiration date and their potential realizable value.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                        INDIVIDUAL GRANTS
                                     --------------------------------------------------------  POTENTIAL REALIZABLE VALUE
                                      NUMBER OF                                                AT ASSUMED RATES OF STOCK
                                       SHARES        % OF TOTAL      EXERCISE OR                 PRICE APPRECIATION FOR
                                     UNDERLYING    OPTIONS GRANTED   BASE PRICE                     OPTION TERM (2)
                                       OPTIONS     TO EMPLOYEES IN    PER SHARE   EXPIRATION   --------------------------
NAME                                   GRANTED       FISCAL YEAR         (1)         DATE        5% ($)        10% ($)
-----------------------------------  -----------  -----------------  -----------  -----------  -----------  -------------
John F. Carlson....................      25,000            3.2%       $   26.50      1/24/04   $   416,643  $   1,055,854
Lester T. Davis....................      --              --              --           --           --            --
Robert H. Ewald....................      --              --              --           --           --            --
Michael J. Lindseth................      --              --              --           --           --            --
Don F. Whiting.....................       7,500            1.0%       $   26.50      1/24/04   $   124,993  $     316,756

------------------------
(1) All options were granted with the exercise price equal to the market price on the date of grant and become exercisable in 25% annual installments commencing one year from the date of grant.

(2) These values assume options are exercised at the end of their ten year term and assume a prescribed rate of stock price appreciation. The actual value of these options is dependent on future performance of the Common Stock, and there is no assurance the value reflected in the table will be realized.

COMPARATIVE STOCK PERFORMANCE

    The graph below compares the cumulative total stockholder return on the Common Stock of the company for the last five years with the cumulative total return on the S&P 500 Index and the S&P 500 Computer Systems Index over the same period (assuming the investment of $100 in the company's Common Stock, the S&P 500 Index and the S&P 500 Computer Systems Index on December 31, 1989, with reinvestment of all dividends).

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                                 CRAY RESEARCH,
                                                      INC.         S&P 500 INDEX   S&P 500 COMPUTER SYSTEMS INDEX
                                               ------------------  --------------  -------------------------------
1989.........................................         100               100                      100
1990.........................................          76.92             96.9                    112.06
1991.........................................          99.58            126.42                    99.58
1992.........................................          59.65            136.05                    73.1
1993.........................................          65.71            149.76                    75.87
1994.........................................          40.06            151.74                    97.98

EXECUTIVES' SEVERANCE COMPENSATION PLAN

    The company has adopted an Executives' Severance Compensation Plan (the "Severance Plan") covering certain of its employees, including the persons named in the "Summary Compensation Table" above. The Severance Plan covers employees who have been elected by the Board of Directors of the company to a position of Vice President or higher. The Severance Plan provides for a severance payment if a covered employee's employment with the company is terminated within 15 months after a "change of control" (as defined in the Severance Plan). The company will not be required to make such payment if the termination is due to the employee's death, voluntary retirement at or after age 65, or disability, or by the company for "just cause" (as defined in the Severance Plan). If the employee is entitled to a severance payment, he or she will receive a lump sum cash payment equal to two times his or her annual compensation. The Severance Plan provides for a pro rata adjustment for employees with less than six months of employment. For purposes of the Severance Plan, annual compensation includes any wages, salary, bonus or incentive compensation, including amounts deferred. It does not include income attributable to options granted under an option plan. The company may amend or terminate the Severance Plan at any time. However, if a change of control occurs, the Severance Plan may not be amended or terminated.